Exhibit 99.1

Ossen Innovation Announces Resumption of $3.7MM Supply Contract

SHANGHAI, October 9, 2014 /PRNewswire-FirstCall/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (NASDAQ: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced an update on its supply contract to provide 5000 tons of plain surface products to the 205 National Highway reconstruction project in Anhui Province.

Dr. Liang Tang, Chairman of Ossen Innovation, stated, “Delivery of materials for this contract, which was secured in December 2013, had been suspended due to the delay of a geological survey. I am pleased to announce that this project has now resumed and we expect to start supplying these plain surface products in late 2014 or early 2015. This contract is valued at approximately $3.7MM and because of recent declines in our raw material prices, we now expect improved profit margins for this supply contract,” concluded Dr. Tang.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com Investor Relations FCC Group LLC Phone: +1-347-850-7098 Email: ir@ossencorp.com